As filed with the Securities and Exchange Commission on July 13, 2004

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
    Pre-Effective Amendment No. ___   [ ]
    Post-Effective Amendment No. ___   [ ]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940   [X]

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices)

(800) 525-9852
Depositor's Telephone Number, including Area Code

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities being Registered: Asset Accumulator Flexible Premium Variable Universal Life Insurance Policies.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ASSET ACCUMULATOR
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
• Is issued by Security Life of Denver Insurance Company.
• Is returnable by you during the free look period if you are not satisfied.
Premium Payments
• Are flexible, so the premium amount and frequency may vary.
• Are allocated to the variable account and the fixed account, based on your instructions.
• Are subject to specified fees and charges.
The Policy Value
• Is the sum of your holdings in the fixed account, the variable account and the loan account.
• Has no guaranteed minimum value under the variable account. The value varies with the value of the sub-accounts you select.
• Has a minimum guaranteed rate of return for amounts in the fixed account.
• Is subject to specified fees and charges including possible surrender charges.
Death Benefit Proceeds
• Are paid if your policy is in force when the insured person dies.
• Are calculated under your choice of options:
  ▷ Option 1 - the base death benefit is the greater of the amount of basic insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  ▷ Option 2 - the base death benefit is the greater of the amount of basic insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  ▷ Option 3 - the base death benefit is the greater of the amount of basic insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
• Are equal to the base death benefit plus any rider benefits minus any outstanding loans, accrued loan interest and unpaid fees and charges.
• Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.
	The Fund Families
	Funds from the following fund families are available through the policy.
	• Alger American Funds
	• American Funds Insurance Series
	• Fidelity® Variable Insurance Products Funds
	• ING Investors Trust
	• ING Partners, Inc.
	• ING VP Portfolios
	• ING Variable Products (VP) Trust
	• INVESCO Variable Investment Funds, Inc.
	• Janus Aspen Series
	• Pioneer Variable Contracts Trust
	• Putnam Variable Trust

This prospectus describes what you should know before purchasing the Asset Accumulator variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is September ___, 2004

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

You may contact us about the policy at our: **Customer Service Center**
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

The Policy	• There are two versions of the policy available to purchase: ▷ A fully loaded version; and ▷ A lower loaded version. • Both versions of the policy may not be available in all states. • The primary differences between the two versions are the availability of the Adjustable Term Insurance Rider, the required minimum amount of insurance coverage, the fees and charges you will pay for the policy and the level of compensation we pay to the broker/dealers who sell the policy. • **Before purchasing a policy, discuss with your agent/registered representative which version is most suitable for your circumstances.**
Premium Payments See *Premium Payments*, **page XX.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • You cannot pay additional premiums after age 100. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Free Look Period See *Free Look Period*, **page XX.**	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason. • The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the free look period that applies in your state will be stated in your policy. • Generally, there are two types of free look refunds: ▷ Some states require a return of all premium we have received; and ▷ Other states require that we return your policy value plus a refund of all fees and charges deducted. The free look refund that applies in your state with be stated in your policy. • During the free look period, your net premium will be allocated among the investment options you have selected unless your state requires a return of premium as the free look refund. In these states your net premium directed to the sub-accounts will be allocated to the ING Liquid Assets Portfolio until after the free look period ends.
Death Benefits See *Death Benefits*, **page XX.**	• Death benefits are paid if your policy is in force when the insured person dies. • Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies. • There are three death benefit options available under your policy: ▷ Option 1 - the base death benefit is the greater of the amount of basic insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; ▷ Option 2 - the base death benefit is the greater of the amount of basic insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or ▷ Option 3 - the base death benefit is the greater of the amount of basic insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Death Benefits (Continued)	• After age 100, death benefit Option 1 will apply to all policies and the amount of basic insurance coverage selected will equal the amount of basic insurance coverage in effect on the policy anniversary nearest the insured person's 100th birthday plus the amount of coverage, if any, under the adjustable term insurance rider on that date. • We will reduce the death benefit proceeds payable under any death benefit option by any outstanding loans, accrued loan interest and unpaid fees and charges. • The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Death Benefit Guarantees
 	
See *Death Benefit Guarantees*, page XX.
	• Your policy will not lapse as long as your policy value minus any loan account value and accrued loan interest (the "net policy value") is enough to pay the periodic fees and charges when due.
	• Even if your net policy value is not enough to pay the periodic fees and charges, when due, the policy has two optional death benefit guarantees which can keep your policy from lapsing:
	  ▷ For issue ages 25-75, the 20-Year/Age 65 death benefit guarantee is an optional benefit that may be available, but only when you apply for the policy. If you select this guarantee, your policy and any adjustable term insurance rider coverage is guaranteed not to lapse for the greater of 20 years or to age 65 provided:
	    • Your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of the 20-Year/Age 65 death benefit guarantee premium payments to the next monthly processing date; and
	    • Your net policy value is allocated to at least five investment options with no more than 35% invested in any one investment option.
	  There is a separate monthly charge for this guarantee.
	  ▷ For issue ages 25-75, the lifetime death benefit guarantee is an optional benefit that may be available, but only when you apply for the policy. If you select this guarantee, your policy and any adjustable term insurance rider coverage is guaranteed not to lapse for the lifetime of the insured person provided:
	    • Your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of the lifetime death benefit guarantee premium payments to the next monthly processing date; and
	    • Your net policy value is allocated to at least five investment options with no more than 35% invested in any one investment option.
	  There is a separate monthly charge for this guarantee.
	• The death benefit guarantees are subject to state approval and may not be available in some states.

Temporary Insurance See *Temporary Insurance*, page XX.	• If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied. • The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.

Rider Benefits
 	
See *Additional Insurance Benefits*, page XX.
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are effective; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state.

Investment Options See *The Investment Options,* page XX.	• You may allocate your net premiums to the Security Life Separate Account L1 (the "variable account") and to our fixed account. • The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value.

Investment Options (Continued)	• The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 3.00% per year on amounts allocated to the fixed account, and we may, in our sole discretion, credit interest in excess of this amount.
Transfers See *Transfers*, **page XX.**	• You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We do not charge for transfers.
Asset Allocation Programs See *Dollar Cost Averaging*, **page XX.** See *Automatic Rebalancing*, **page XX.**	• Dollar cost averaging is a systematic program of transferring policy values to selected sub-accounts of the variable account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans See *Loans*, **page XX.**	• After the first policy month, you may take loans against your policy's surrender value. • A loan must be at least $100 and is generally limited to your surrender value less the periodic fees and charges to your next policy anniversary (or 13 monthly deductions if you take a loan within the 30-day period before your next policy anniversary). • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at a current annual rate of 3.75% in policy years 1-5 and at a current rate of 3.00% (guaranteed not to exceed 3.15%) in all years thereafter. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy.
Partial Withdrawals See *Partial Withdrawals*, **page XX.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $100 and may not exceed the amount which leaves your surrender value less than $500. • We charge a fee of $10 for each partial withdrawal. • Partial withdrawals may reduce the amount of basic and total insurance coverage under your policy and will reduce your policy value. • Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy.
Surrenders See *Surrender*, **page XX.**	• You may surrender your policy for its surrender value at any time after the free look period while the insured person is alive. • Your surrender value is your policy value minus any surrender charge and your outstanding loan amount and accrued loan interest. • If you purchase the fully loaded version of the policy, surrender charges apply for the first nine years of each segment of basic insurance coverage. Surrender charge rates increase after the first segment year, remain level during segment years two through five and then decrease uniformly each segment year thereafter to zero at the beginning of the tenth segment year. Surrender charge rates vary by the insured person's age at the time each basic insurance coverage segment is established.

Surrenders (continued)	• The lower loaded version of the policy does not have a surrender charge. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy.
Reinstatement See *Reinstatement*, **page XX.**	• You may reinstate your policy (other than the death benefit guarantee) and riders within five years of lapse if you still own the policy and did not surrender it and the insured person is still insurable. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse. • When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your policy lapsed. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, **page XX.**	• The fully loaded version of the policy costs more than the lower loaded version. • For the fully loaded version of the policy, in the early policy years the surrender charge may exceed the policy value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a fully loaded version of the policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. • The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that these various features, benefits and services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.
Lapse See *Lapse*, **page XX.**	• Your policy may lapse and your insurance coverage under the policy may terminate if on any monthly processing date: ▷ A death benefit guarantee is not in effect; and ▷ Your net policy value is not enough to pay the periodic fees and charges when due. • If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your net policy value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.

Investment Risk
 	
See *The Variable Account*, **page XX.**
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the sub-accounts of the variable account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	  ▷ You assume the risk that your values may decline or may not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account; and
	  ▷ There is no assurance that any fund will achieve its stated investment objective.
	• For amounts you allocate to the fixed account:
	  ▷ Interest rates we declare will change over time; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Exchanges See *Purchasing a Policy*, **page XX.**	• Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, **page XX.**
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation See *Distribution of the Policies*, **page XX.**	• We pay compensation to broker/dealers who sell the policy. • Broker/dealers who sell the fully loaded version of the policy are paid more than those who sell the lower loaded version of the policy. • Accordingly, a broker/dealer's choice as to which version of the policy to sell you will affect the fees and charges you will pay for the policy.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges deducted at the time you buy the policy, make a partial withdrawal, surrender your policy or request an excess illustration. **See *Fees and Charges - Transaction Fees and Charges, page XX.**

Charge	When Deducted	Amount Deducted
Premium Expense Charge [1]	• Deducted when you make a premium payment.	• 9.50% of premium up to target premium and 8.50% of premium in excess of target premium in segment year 1, and lower thereafter.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $10.
Surrender Charge [2]	• Deducted during the first nine segment years when you surrender your policy, decrease your basic insurance coverage, take a partial withdrawal which decreases your basic insurance coverage or allow your policy to lapse.	• Minimum rates - $2.56 per $1,000 of basic insurance coverage. • Maximum rates - $47.78 per $1,000 of basic insurance coverage. • Rates for a representative insured person - $20 per $1,000 of basic insurance coverage. The representative insured person is a male, age 45 in the preferred no tobacco risk class.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $25 - maximum. • $0 - current.

[1] The premium expense charge for the lower loaded version of the policy is 5.0% of all premiums in all years.

[2] The surrender charge only applies to the fully loaded version of the policy. The surrender charge rates shown are for the second segment year. The rates that apply to you depend on the insured person's gender and age. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. Surrender charge rates increase after the first segment year, remain level during segment years two through five and then decrease uniformly each segment year thereafter to zero at the beginning of the tenth segment year.

Periodic Fees and Charges The following table describes the fees and charges deducted each month on the monthly processing date, not including fund fees and expenses. **See *Fees and Charges* - Periodic Fees and Charges, page XX.**

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [3]	• On the monthly processing date.	• Minimum Rates per $1,000 of basic insurance coverage - ▷ $0.02 - current. ▷ $0.06 - guaranteed. • Maximum Rates per $1,000 of basic insurance coverage - ▷ $9.84 - current. ▷ $18.83 - guaranteed. • Rates for a representative insured person per $1,000 of basic insurance coverage - ▷ 0.13 - current. ▷ $0.38 - guaranteed. ▷ The representative insured person is a male, age 45 in the preferred no tobacco risk class.
Mortality & Expense Risk Charge [4]	• On the monthly processing date.	• Percentage of policy value invested in the variable account - ▷ 0.038% in policy years 1-5 (0.45% on an annual basis), and lower thereafter
Policy Charge [5]	• On the monthly processing date.	• $20 per month in policy years 1 - 10 and lower thereafter.
Administrative Charge [6]	• On the monthly processing date.	• Minimum Rates per $1,000 of basic insurance coverage (or total insurance coverage, if greater) - ▷ $0.01 • Maximum Rates per $1,000 of basic insurance coverage (or total insurance coverage, if greater) - ▷ $0.50 • Rates for a representative insured person per $1,000 of basic insurance coverage (or total insurance coverage, if greater) - ▷ $0.02 ▷ The representative insured person is age 45.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% per annum of the amount held in the loan account in policy years 1-5, and lower thereafter.

[3] The cost of insurance rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your basic insurance coverage and the insured person's age, gender, policy duration and risk class and generally increase each year after the first segment year. Different cost of insurance rates will apply to each segment of basic insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[4] The monthly mortality and expense risk charge rate has been rounded to the nearest one hundredth of one percent. Consequently, the actual rates are either more or less than these rounded rates. **See Periodic Fees and Charges - Mortality and Expense Risk Charge, page 28 for the monthly rate without rounding.**

[5] For fully underwritten policies this charge is $15 per month during the first ten policy years and lower thereafter. For the lower loaded version of the policy this charge is $7.50 per month during the first ten policy years and $0 thereafter.

[6] The administrative charge applies to the first $10 million of coverage and decreases after the tenth policy year. The rates shown have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates vary depending on the issue age of the insured person and the rates for the representative insured person listed above may be more or less than you will pay. You should contact your agent/registered representative for information about the rates that apply to you. There is no administrative charge for the lower loaded version of the policy.

Optional Rider Fees and Charges The following table describes the charges deducted if you elect any of the optional rider benefits. **See *Fees and Charges* - Optional Rider Fees and Charges, page XX.**

Rider	When Deducted	Amount Deducted

Adjustable Term Insurance Rider [7]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit -
		  ▷ $0.01 - current.
		  ▷ $0.07 - guaranteed.
		• Maximum Rates per $1,000 of rider benefit -
		  ▷ $3.47 - current.
		  ▷ $23.65 - guaranteed.
		• Rates for a representative insured person per $1,000 of rider benefit -
		  ▷ $0.03 - current.
		  ▷ $0.47 - guaranteed.
		  ▷ The representative insured person is a male age 45 in the preferred no tobacco risk class.

20-Year/Age 65 Death Benefit Guarantee Rider Charge [8]	• On each monthly processing date during the guarantee period.	• Minimum Rates - $0.01 per $1000 of guaranteed coverage. • Maximum Rates - $0.02 per $1000 of guaranteed coverage. • Rates for a representative insured person - $0.01 per $1000 of guaranteed coverage. The representative insured person is age 45.
Lifetime Death Benefit Guarantee Rider Charge [8]	• On each monthly processing date during the guarantee period.	• Minimum Rates - $0.02 per $1000 of guaranteed coverage. • Maximum Rates - $0.06 per $1000 of guaranteed coverage. • Rates for a representative insured person - $0.02 per $1000 of guaranteed coverage. The representative insured person is age 45.
Waiver of Cost of Insurance Rider [9]	• On the monthly processing date.	• Minimum Rates - $6.20 per $100 of rider coverage. • Maximum Rates - $15.23 per $100 of rider coverage. • Rates for a representative insured person - $8.43 per $100 of rider coverage. The representative insured person is age 45.
Waiver of Specified Premium Rider [9]	• On the monthly processing date.	• Minimum Rates - $1.70 per $100 of rider coverage. • Maximum Rates - $16.60 per $100 of rider coverage. • Rates for a representative insured person - $3.90 per $100 of rider benefit. The representative insured person is age 45.

[7] The rates shown are for the first policy year and have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates for a particular rider depend on various factors that may include the insured person's age, gender, policy duration and/or risk class. Rates generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[8] The rates for these guarantees depend on the insured person's age at issue. The minimum rate and the representative rate for the 20-year/Age 65 Death Benefit Guarantee Rider have been rounded up to the nearest penny, and the actual rates may be more or less than these rounded rates. The other rates stated have been rounded to the nearest penny, consequently, the actual rates may be more or less than these rounded rates. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[9] The rates shown are for the first policy year. The rates for a particular rider depend on various factors that may include the insured person's age, gender, policy duration and/or risk class. Rates generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses. The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Total Fund Expenses (expenses deducted from fund assets)

	Minimum	Maximum
Total Gross Annual Fund Expenses [10]	0.28%	2.40%
Total Net Annual Fund Expenses [10, 11]	0.28%	1.49%

[10] Total Gross Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.

[11] The Total Net Annual Fund Expense figures take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through the end of this year. Out of all funds available through the policy, 14 have contractual arrangements to reimburse or waive certain fees and expenses. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain levels for a specific period of time. See the Fund Expense Table on page XX for more detailed information about these contractual arrangements. The minimum and maximum total net annual fund expenses shown take into account all of the available funds, not just those with contractual arrangements.

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. **See also *Fees and Charges* - Fund Fees and Expenses, page XX.** The following figures are a percentage of the average net assets of each fund as of December 31, 2003.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Capital Appreciation Fund - Series I	0.61%	--	0.24%	0.85%	--	0.85%
AIM V.I. Government Securities Fund - Series I	0.47%	--	0.29%	0.76%	--	0.76%
AIM V.I. High Yield Fund - Series I [2, 3]	0.63%	--	0.43%	1.06%	0.01%	1.05%
Alger American Growth Portfolio - Class O Shares	0.75%	--	0.10%	0.85%	--	0.85%
Alger American Leveraged AllCap Portfolio - Class O Shares	0.85%	--	0.12%	0.97%	--	0.97%
Alger American MidCap Growth Portfolio - Class O Shares	0.80%	--	0.13%	0.93%	--	0.93%
American Funds Insurance Series - Growth Fund - Class 2	0.37%	0.25%	0.02%	0.64%	N/A	0.64%
American Funds Insurance Series - Growth - Income Fund - Class 2	0.33%	0.25%	0.01%	0.59%	N/A	0.59%
American Funds Insurance Series - International Fund - Class 2	0.57%	0.25%	0.06%	0.88%	N/A	0.88%
Fidelity® VIP *Asset Manager*[SM] Portfolio - Service Class	0.53%	0.10%	0.11%	0.74%	--	0.74%
Fidelity® VIP Growth Portfolio - Service Class	0.58%	0.10%	0.09%	0.77%	--	0.77%
Fidelity® VIP Overseas Portfolio - Service Class	0.73%	0.10%	0.17%	1.00%	--	1.00%
ING Hard Assets Portfolio - Class I [4, 5, 6]	0.68%	--	0.01%	0.69%	--	0.69%
ING JPMorgan Small Cap Equity Portfolio - Class I [4, 5, 7, 8]	0.90%	--	--	0.90%	--	0.90%
ING Legg Mason Value Portfolio - Class I [4, 5, 7, 8]	0.81%	--	--	0.81%	--	0.81%
ING Liquid Assets Portfolio - Class S [5, 9]	0.27%	--	0.26%	0.53%	--	0.53%
ING Marsico Growth Portfolio - Class I [4, 5, 6, 8]	0.79%	--	--	0.79%	--	0.79%
ING Mercury Focus Value Portfolio - Class I [4, 5, 7]	0.80%	--	--	0.80%	--	0.80%
ING MFS Mid Cap Growth Portfolio - Class I [4, 5, 6, 8, 10]	0.64%	--	0.01%	0.65%	--	0.65%
ING MFS Total Return Portfolio - Class I [4, 5, 6, 8, 10]	0.64%	--	0.01%	0.65%	--	0.65%
ING Salomon Brothers Investors Portfolio - Class I [4, 5, 6]	0.75%	--	--	0.75%	--	0.75%
ING Stock Index Portfolio - Class I [4, 5, 11]	0.27%	--	0.01%	0.28%	--	0.28%
ING T. Rowe Price Capital Appreciation Portfolio - Class I [4, 5, 6, 8]	0.68%	--	0.01%	0.69%	--	0.69%
ING T. Rowe Price Equity Income Portfolio - Class I [4, 5, 6, 8]	0.68%	--	0.01%	0.69%	--	0.69%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Van Kampen Equity Growth Portfolio - Class I [4, 5, 7]	0.65%	--	0.02%	0.67%	--	0.67%
ING JP Morgan Mid Cap Value Portfolio - Initial Class	0.75%	--	0.35%	1.10%	--	1.10%
ING PIMCO Total Return Portfolio - Initial Class	0.50%	--	0.35%	0.85%	--	0.85%
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	0.70%	--	0.13%	0.83%	--	0.83%
ING UBS U.S. Allocation Portfolio - Initial Class [12]	0.85%	--	0.20%	1.05%	--	1.05%
ING Van Kampen Comstock Portfolio - Initial Class [13]	0.60%	--	0.35%	0.95%	0.07%	0.88%
ING VP Bond Portfolio - Class I Shares [14]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus LargeCap Portfolio - Class I Shares [14, 15]	0.35%	--	0.08%	0.43%	--	0.43%
ING VP Index Plus MidCap Portfolio - Class I Shares [14, 15]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus SmallCap Portfolio - Class I Shares [14, 15]	0.40%	--	0.16%	0.56%	--	0.56%
ING VP MagnaCap Portfolio - Class I Shares* [16, 17, 18, 19]	0.75%	--	0.39%	1.14%	0.24%	0.90%
ING VP MidCap Opportunities Portfolio - Class I Shares [16, 17, 18]	0.75%	--	0.46%	1.21%	0.31%	0.90%
ING VP SmallCap Opportunities Portfolio - Class I Shares [18, 19, 20]	0.75%	--	0.32%	1.07%	0.17%	0.90%
INVESCO VIF-Core Equity Fund - Series I [20, 21]	0.75%	N/A	0.38%	1.13%	0.00%	1.13%
INVESCO VIF-Health Sciences Fund - Series I [20, 21]	0.75%	N/A	0.33%	1.08%	00.0%	1.08%
INVESCO VIF-Small Company Growth Fund - Series I [20, 21, 22]	0.75%	N/A	0.64%	1.39%	0.09%	1.30%
INVESCO VIF-Total Return Fund - Series I [20, 21, 22]	0.75%	N/A	0.98%	1.73%	0.43%	1.30%
INVESCO VIF-Utilities Fund - Series I [20, 21, 23]	0.60%	N/A	0.55%	1.15%	0.00%	1.15%
Janus Aspen International Growth Portfolio - Service Shares	0.65%	0.25%	0.11%	1.01%	--	1.01%
Janus Aspen Mid Cap Growth Portfolio - Service Shares	0.65%	0.25%	0.02%	0.92%	--	0.92%
Janus Aspen Worldwide Growth Portfolio - Service Shares	0.65%	0.25%	0.06%	0.96%	--	0.96%
Neuberger Berman AMT Growth Portfolio - Class I [24]	0.85%	--	0.08%	0.93%	--	0.93%
Neuberger Berman AMT Limited Maturity Bond Portfolio - Class I [24]	0.65%	--	0.09%	0.74%	--	0.74%
Pioneer Mid Cap Value VCT Portfolio - Class I Shares	0.65%	--	0.11%	0.76%	--	0.76%
Pioneer Small Cap Value VCT Portfolio - Class I Shares [25]	0.75%	--	1.65%	2.40%	1.15%	1.25%
Putnam VT Growth and Income Fund - Class IB Shares	0.48%	0.25%	0.05%	0.78%	N/A	0.78%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
Putnam VT New Opportunities Fund - Class IB Shares	0.59%	0.25%	0.08%	0.92%	N/A	0.92%
Putnam VT Small Cap Value Fund - Class IB Shares	0.79%	0.25%	0.12%	1.16%	N/A	1.16%
Putnam VT Voyager Fund - Class IB Shares	0.55%	0.25%	0.07%	0.87%	N/A	0.87%
Van Eck Worldwide Bond Fund [26]	1.00%	0.00%	0.21%	1.21%	0.00%	1.21%
Van Eck Worldwide Emerging Markets Fund [27]	1.00%	0.00%	0.43%	1.43%	0.00%	1.43%
Van Eck Worldwide Hard Assets Fund [28]	1.00%	0.00%	0.23%	1.23%	0.00%	1.23%
Van Eck Worldwide Real Estate Fund	1.00%	0.00%	0.49%	1.49%	0.00%	1.49%

[1] We may receive compensation from each of the funds or their affiliates based on an annual percentage of the average net assets held in that fund by the company. The percentage paid may vary from one fund to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. We may also receive additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments are not disclosed in this Fund Expense Table and do not increase, directly or indirectly, the fees and expenses shown below. **See *Fees and Charges* - Fund Fees and Expenses on page XX for additional information.**

[2] The Fund's advisor has contractually agreed to waive advisory fees or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 1.05%. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the 1.05% cap: (i) interest; (ii) taxes; (iii) extraordinary items (these are expenses that are not anticipated to arise from the Fund's day-to-day operations), as defined in the Financial Accounting Standard's Board's Generally Accepted Accounting Principles or as approved by the Fund's board of trustees; (iv) expenses related to a merger or reorganization, as approved by the Fund's board of trustees; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund benefits are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation agreement is in effect through April 30, 2005.

[3] As a result of a reorganization of another fund into the Fund, which occurred on April 30, 2004, the Fund's Total Annual Operating Expenses have been restated to reflect current expenses.

[4] The table above shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

[5] Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

[6] Because the Class I Shares of these Portfolios had not had a full year's performance during the fiscal year ended December 31, 2003, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

[7] Because the Class I Shares of these Portfolios had not commenced operations prior to December 31, 2003, the Portfolios' fiscal year end, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

[8] A portion of the brokerage commissions that the Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS voluntary management fee waiver the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003 would have been 0.89% for ING JPMorgan Small Cap Equity, 0.80% for ING Legg Mason Value, 0.77% for ING Marsico Growth, 0.61% for ING MFS Mid Cap Growth, 0.64% for ING MFS Total Return, and 0.68% for ING T. Rowe Price Capital Appreciation and ING T. Rowe Price Equity Income Portfolios. This arrangement may be discontinued at any time.

[9] The table above shows the estimated operating expenses for Class S Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any. "Other Expenses" shown in the table above includes a Shareholder Service Fee of 0.25%.

[10] DSI has voluntarily agreed to waive a portion of its management fee for certain Portfolios. Including these waivers, the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003, would have been 0.64% for ING MFS Mid Cap Growth Portfolio and 0.65% for ING MFS Total Return Portfolio. This arrangement may be discontinued by DSI at any time.

[11] Because the Portfolio is new, expenses, shown above, are estimated.

[12] Management/(Advisory) Fees have been restated to reflect a decrease from 0.90% to 0.85% effective May 1, 2004.

[13] The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses so that the Total Net Fund Annual Operating Expenses for this Portfolio shall not exceed 0.88%, through April 30, 2005. Without this waiver, the Total Net Fund Annual Operating Expenses would be 0.95%.

[14] The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

[15] ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under "Fees and Expenses Waived or Reimbursed" in the table above. The expense limit for each Portfolio is shown as "Net Annual Fund Operating Expenses" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[16] The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

[17] ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. Estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

[18] ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under Fees and Expenses Waived or Reimbursed in the above table. For each Portfolio except ING VP MidCap Opportunities Portfolio, the expense limits will continue through at least December 31, 2004. For ING VP MidCap Opportunities Portfolio, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[19] Other Expenses, Total Annual Fund Operating Expenses and Net Annual Fund Operating Expenses in the above table exclude a one-time merger fee of 0.05% incurred in connection with the merger of another investment company into ING VP MagnaCap Portfolio.

[20] The Fund has adopted a new form of administrative services and transfer agency agreements which will be effective May 1, 2004. As a result, Other Expenses have been restated to reflect the changes in fees under the new agreements.

[21] The Fund's advisor is entitled to receive reimbursement from the Fund for fees and expenses paid for by the Fund's advisor pursuant to expense limitation commitments between the Fund's advisor and the Fund if such reimbursement does not cause the Fund to exceed its then-current expense limitations and the reimbursement is made within three years after the Fund's advisor incurred the expense.

[22] The Fund's advisor has contractually agreed to waive advisory fees or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 1.30%. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the 1.30% cap: (i) interest; (ii) taxes; (iii) extraordinary items (these are expenses that are not anticipated to arise from the Fund's day-to-day operations), as defined in the Financial Accounting Standard's Board's Generally Accepted Accounting Principles or as approved by the Fund's board of trustees; (iv) expenses related to a merger or reorganization, as approved by the Fund's board of trustees; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund benefits are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. This expense limitation agreement is in effect through December 31, 2005.

[23] As a result of a reorganization of another fund into the Fund, which occurred on April 30, 2004, the Fund's Total Annual Operating Expenses have been restated to reflect current expenses.

[24] Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2007 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Growth, Limited Maturity Bond, and Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Growth, Limited Maturity Bond, and Partners Portfolio's average daily net asset value. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

[25] The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2005 under which Pioneer has agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% (Pioneer Small Cap Value VCT Portfolio) of the average daily net assets attributable to Class I shares.

[26] Expenses excluding interest expense: 1.19%.

[27] Expenses excluding interest expense: 1.30%. Net effect of expense reimbursement by Adviser to average net assets was 0.09%.

[28] Expenses excluding interest expense.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
- Premium Expense Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.

The funds deduct:
- Investment management fees.
- 12b-1 Fees
- Other Expenses.

We deduct transaction fees and charges from your policy value:
- Partial Withdrawal Fee.
- Surrender Charge.
- Excess Illustration Fee.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct periodic fees and charges from your policy value:
- Mortality and Expense Risk Charge.
- Policy Charge.
- Administrative Charge.
- Cost of Insurance Charge.
- Death Benefit Guarantee Charge.

Loan Account
An **a**mount equal to any loan you take is set aside as collateral for policy loans.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest on the amount held in the loan account.

We deduct fees and charges from your policy value for the optional rider benefits you select.

THE COMPANY, THE FIXED ACCOUNT AND THE VARIABLE ACCOUNT

Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We are a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

In the policy the "fixed account" is referred to as the "Guaranteed Interest Division."

You may allocate all or a part of your net premium and transfer your net policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the 1940 Act.

In the policy the "variable account" is referred to as the "Separate Account."

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. When you allocate premium payments to a sub-account, you acquire accumulation units of that sub-account. You do not invest directly in or hold shares of the funds when you allocate premium payments to the sub-accounts of the variable account. **See Appendix B for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser and investment objective. See the Fund Expense Table on page XX for fund expense information.**

More detailed information about a fund, including information about the risks associated with investing in the fund, is located in the fund's prospectus. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund available through the variable account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to the sub-accounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that sub-account by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;
- Eliminate sub-accounts;
- Combine two or more sub-accounts;
- Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the 1940 Act or its rules or regulations; or
- Close a sub-account to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Asset Accumulator variable universal life insurance policy. The policy provides death benefits, policy values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your total insurance coverage (which generally must be at least $100,000 for fully underwritten policies, $50,000 for guaranteed issue policies and $250,000 for the lower loaded version of the policy);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy; and
- Any riders or optional benefits.

Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 85 (70 for guaranteed issue policies). "Age" under the policy means the insured person's age on the birthday nearest to the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See *General Policy Provisions* - Anti-Money Laundering, page XX.**

After we deduct the premium expense charge from your premium payments, we apply the remaining premium (the "net premium") to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the policy date through the investment date. The investment date is the date we apply the net premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you have an optional death benefit guarantee, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. **See *Death Benefits* - Death Benefit Guarantees, page XX.**

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:
- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100;
- We may limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the base death benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the base death benefit is increased due to an unscheduled premium payment;
- We may require proof that the insured person is insurable if an unscheduled premium payment will cause the net amount at risk to increase; and
- We will return premium payments which would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

Target Premium. Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your premium expense charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments is listed in your policy schedule pages. The lower loaded version of the policy will have lower target premium.

Premium Payments Affect Your Coverage. Unless you have an optional death benefit guarantee, your coverage lasts only as long as you have a positive net policy value which is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See *Termination of Coverage* - Lapse, page XX.**

If you have an optional death benefit guarantee, we guarantee that your policy will not lapse during the guarantee period provided your cumulative premium payments minus any partial withdrawals and any outstanding loan amount and accrued loan interest are at least equal to the guarantee period annual premium and your net policy value meets certain diversification requirements. **See *Death Benefits* - Death Benefit Guarantees, page XX.**

Allocation of Net Premium. We apply the initial net premium to your policy after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by our customer service center; and
- We approve your policy for issue.

Amounts you designate for the fixed account will be allocated to that account on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the sub-accounts of the variable account in the sub-account which invests in the ING Liquid Assets Portfolio. We later transfer these amounts from this sub-account to your selected sub-accounts, based on your most recent premium allocation instructions, at the earlier of the following dates:

- Five days after the date we mailed your policy to you plus the length of your state free look period; or
- The date we receive your delivery receipt plus the length of your state free look period.

If your state provides for return of your policy value during the free look period (or provides no free look period), we allocate amounts you designated for the sub-accounts of the variable account directly into those sub-accounts.

All net premium we receive after the applicable period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:

- Refund of all premium we have received from you; or
- Refund of your policy value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the sub-accounts. **See *Premium Payments* - Allocation of Net Premium, page XX.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $4.5 million, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:

- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:

- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:

- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See *Premium Payments* - Allocation of Net Premium, page XX.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:

- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive.

Segment Year	Premium Expense Charge for Amounts up to Target Premium	Premium Expense Charge for Amounts in Excess of Target Premium
1	9.50%	8.50%
2+	8.50%	5.50%

For the lower loaded version of the policy, the premium expense charge is 5.0% of all premiums in all years.

This charge helps offset:

- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is $10. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. For fully loaded versions of the policy we deduct a surrender charge during the first nine segment years when you:

- Surrender your policy;
- Allow your policy to lapse;
- Decrease your basic insurance coverage; or
- Take a partial withdrawal which decreases the amount of your basic insurance coverage.

The amount of the surrender charge depends on the amount of basic insurance coverage surrendered or decreased and the surrender charge rates.

When you purchase a policy or increase your basic insurance coverage, we set surrender charge rates based on the gender and age of the insured person. Surrender charges apply for the first nine years of each segment of basic insurance coverage. The surrender charge rates increase after the first segment year, remain level during segment years two through five and then decrease uniformly each year to zero at the beginning of the tenth segment year. Each coverage segment will have its own set of surrender charge rates which will apply only to that segment. **See *Death Benefits* - Changes in the Amount of Your Insurance Coverage, page XX.** The rates that apply to you will be set forth in your policy. **See the** *Fees and Charges* **- Transaction Fees and Charges table on page XX for the minimum and maximum surrender charge rates and the rates for a representative insured person.**

For full surrenders, you will receive the surrender value of your policy. For decreases in the amount of basic insurance coverage, the surrender charge will reduce your policy value. If there are multiple segments of basic insurance coverage, the coverage decreases and surrender charges assessed will be processed on a pro rata basis.

In the early policy years the surrender charge may exceed the policy value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

The surrender charge helps offset the expenses we incur in issuing and distributing the policy.

There is no surrender charge for the lower loaded version of the policy.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $25 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the sub-accounts and fixed account in the same proportion that your value in each has to your net policy value.

Mortality and Expense Risk Charge. Each month we deduct from your policy value a mortality and expense risk charge based on the amount invested in the sub-accounts according to the following rates:

Policy Years	Percentage of the Amount Invested in the Variable Account
1-5	0.0375% (0.45% on an annual basis)
6 - 10	0.025% (0.30% on an annual basis)
11+	0.00%

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the sub-accounts of the variable account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge. For policies issued on a guaranteed issue basis this charge is $20 per month during the first ten policy years and $7.50 per month thereafter. For fully underwritten policies this charge is $15 per month during the first ten policy years and $7.50 per month thereafter. For the lower loaded version of the policy this charge is $7.50 per month during the first ten policy years and $0 thereafter.

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge equal to our current monthly administrative charge rates multiplied by the amount of your basic insurance coverage (or total insurance coverage, if greater) divided by 1,000. The rates apply to the first $10 million of coverage and vary based on the insured person's age at issue. The rates decrease after the tenth policy year. The rates that apply to you will be set forth in your policy. **There is no administrative charge for the lower loaded version of the policy. See the *Fees and Charges - Periodic Fees and Charges* table on page XX for the minimum and maximum administrative charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:

- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your basic insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the segment year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana and policies issued to employers or employee organizations in connection with employment related insurance or benefit programs. For fully underwritten policies, we make lower current cost of insurance rates available for total death benefit amounts of $250,000 or more. The rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Periodic Fees and Charges table on page XX for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial segment and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the sub-accounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage. We allocate the net amount at risk to segments of the base death benefit in the same proportion that each segment has to the total base death benefit for all insurance coverage as of the monthly processing date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death benefit proceeds that may be more than your policy value.

Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the *Fees and Charges* - Optional Rider Fees and Charges table on page XX, and the *Additional Insurance Benefits* - Optional Rider Benefits section on page XX for more information about the optional rider benefits and the applicable fees and charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate purchasers;
- Our policyholders or the policyholders of our affiliated companies, or
- Certain groups or individuals who purchase the policy through investment professionals who charge a fee for their services.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

Each fund deducts management fees from the amounts invested in the fund. In addition, certain funds deduct a distribution or 12b-1 fee which is used to finance any activity that is primarily intended to result in the sale of fund shares, and certain funds deduct a service fee which is used to compensate service providers for administrative and policy owner services provided on behalf of the funds. A fund's management fees, distribution (12b-1) fees, as applicable and other expenses are set by the fund and may change from year to year. They are deducted from the fund's assets and are not direct charges against a sub-account's assets or policy values. Rather, they are included when each underlying fund computes its net asset value, which is the share price used to calculate the unit values of the sub-accounts. **See the Fund Expense Table on page XX for details about each fund's management fees, distribution (12b-1) fees, other expenses and total annual fund expenses.**

In addition to the fees and charges shown in the Fund Expense Table, we may, from time to time, receive other compensation from the funds or their affiliates. For example, the funds or their affiliates may make cash payments or provide expense reimbursements to us as an incentive for us to include the funds among the investment options available under the policy and to provide certain services to policy owners that relate to the investment options. More specifically, we may receive compensation from the investment advisers, administrators or distributors of the funds in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors of the funds. It is anticipated that such compensation will be based on assets of the particular funds attributable to the policy. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant. The payments and expense reimbursements made to us by the funds do not increase, directly or indirectly, the expenses shown in the Fund Expense Table.

For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $100,000 ($50,000 for guaranteed issue policies or $250,000 for the lower loaded version of the policy) of total insurance coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy the amount of insurance coverage you select is referred to as the "Face Amount."

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The adjustable term insurance rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. The adjustable term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the term insurance rider and the cost of insurance under the base policy are deducted monthly from your policy value and generally increase with the age of the insured person.

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage after the first policy year (first monthly processing date for an increase). The change will be effective on the next monthly processing date after we receive your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Changes in the amount of your insurance coverage must be for at least $1,000.

A coverage segment or segment is a block of insurance coverage. A requested increase in basic insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new premium expense charge;
- New cost of insurance charges, guaranteed and current;
- A new incontestability period;
- A new suicide exclusion period;
- A new target premium; and
- A new surrender charge.

If a death benefit option change causes the amount of basic insurance coverage to increase, no new segment is created. Instead, the size of each existing segment(s) is (are) changed. If it causes the amount of basic insurance coverage to decrease, each segment is decreased.

In determining the net amount at risk for each coverage segment we allocate the net amount at risk among the basic coverage segments in the same proportion that each segment bears to the total amount of basic insurance coverage.

You may not decrease the amount of your insurance coverage below the minimum we require to issue you a policy. Decreases in insurance coverage may result in:
- Surrender charges on the amount of the decrease;
- Reduced target premium amounts; and
- Reduced cost of insurance charges.

Requested reductions in the amount of insurance coverage will first decrease your total insurance coverage amount. We decrease your basic insurance coverage amount only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in basic coverage among your coverage segments pro rata unless law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your amount of insurance coverage. **See *Distributions Other than Death Benefits* - Modified Endowment Contracts, page XX.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's 100th birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

- The amount of your total insurance coverage becomes your basic insurance coverage amount;
- Death benefit Options 2 and 3 are converted to death benefit Option 1, if applicable;
- All riders are terminated;
- Your net policy value is transferred into the fixed account and subsequent transfers into the sub-accounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:

- We accept no further premium payments; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount plus accrued loan interest may become greater than your policy value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net policy value. There is no surrender charge during this period. All other normal consequences of surrender apply. **See *Termination of Coverage - Surrender*, page XX.**

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the net policy value. Contact your agent/registered representative or our customer service center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences. See *Other Tax Matters* - Continuation of a Policy, page XX.

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

> In the policy the "guideline premium test" is referred to as the "Guideline Premium/Cash Value Corridor Test."

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and gender at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first monthly processing date and before age 100.

Option 1. Under death benefit Option 1, the base death benefit is the greater of:
- The amount of basic insurance coverage in effect on the date of the insured person's death; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the amount of basic insurance coverage. In this case, your death benefit will vary as the policy value varies.

With Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option 2. Under death benefit Option 2, the base death benefit is the greater of:
- The amount of basic insurance coverage in effect on the date of the insured person's death plus your policy value; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will vary as the policy value varies and investment performance is reflected in your insurance coverage.

Option 2 is not available after age 100. If Option 2 is in effect at age 100, it automatically converts to death benefit Option 1. **See *Death Benefits* - Continuation of Coverage, page XX.**

Option 3. Under death benefit Option 3, the base death benefit is the greater of:
- The amount of basic insurance coverage in effect on the date of the insured person's death plus premiums paid minus withdrawals taken; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the amount of basic insurance coverage plus premiums paid minus withdrawals taken.

Option 3 is not available after age 100. If Option 3 is in effect at age 100, it automatically converts to death benefit Option 1. **See *Death Benefits* - Continuation of Coverage, page XX.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your basic insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose death benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose death benefit Option 2. If you require a specific death benefit which would include a return of the premium paid, death benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first monthly processing date and before age 100 you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase your basic and total insurance coverage amounts but it will not change the amount of your base and total death benefits. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your basic insurance coverage will change as follows:

Change From:	Change To:	Basic Insurance Coverage Following the Change:
Option 1	Option 2	• Your basic insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your basic insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your basic insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have the adjustable term insurance rider. **See Optional Rider Benefits - Adjustable Term Insurance Rider, page XX.**

We do not impose a surrender charge if a death benefit option change results in a decrease in the amount of your basic insurance coverage. Additionally, we do not adjust the target premium when you change your death benefit option. **See *Transaction Fees and Charges - Surrender Charge*, page XX.**

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding loan amount plus accrued loan interest; minus
- Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

Death Benefit Guarantees

The following optional death benefit guarantee riders may be available and provide that the policy will not lapse even if the net policy value is not enough to pay the periodic fees and charges each month:
- 20-Year/Age 65 Death Benefit Guarantee Rider; and
- Lifetime Death Benefit Guarantee Rider.

If available, these optional rider benefits may be selected only when you apply for the policy. There may be a separate monthly charge for these rider guarantees. **See Optional Rider Benefits - 20-Year/Age 65 Benefit Guarantee Rider, page XX and Lifetime Death Benefit Guarantee Rider, page XX.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences.* **See *Distributions Other than Death Benefits* - Modified Endowment Contracts, page XX.**

Adjustable Term Insurance Rider. For the fully loaded version of the policy, you may increase the amount of your total insurance coverage under the policy by adding coverage under the adjustable term insurance rider. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of total coverage.

> In the policy "basic insurance coverage" or "basic coverage" is referred to as the "Stated Death Benefit"; the "total insurance coverage" or "total coverage" is referred to as the "Target Death Benefit."

You specify your amount of total insurance coverage when you apply for this rider. The amount of total insurance coverage can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s).

Generally, the minimum amount of total insurance coverage under a policy is $100,000 ($50,000 for guaranteed issue policies).

The adjustable term insurance rider benefit is the difference between the amount of your total death benefit and your base death benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your base death benefit changes. Your death benefit proceeds depend on which death benefit option is in effect.

Under death benefit Option 1, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under death benefit Option 2, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected plus your policy value; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under death benefit Option 3, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected plus the sum of the premium payments we have received minus partial withdrawals you have taken; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under death benefit Option 1, assume your base death benefit changes as a result of a change in your policy value. The adjustable term insurance rider adjusts to provide death benefit proceeds equal to your total insurance coverage in each year:

Base Death Benefit	Amount of Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500	$250,000	$48,500
$202,500	$250,000	$47,500
$202,250	$250,000	$47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below the amount of your total insurance coverage, the adjustable term insurance rider coverage reappears to maintain the amount of your total insurance coverage.

You may change the amount of your total insurance coverage, according to our rules. **See Death Benefits - Changes in the Amount of Your Insurance Coverage, page XX.**

We may deny future, scheduled increases to the amount of your total insurance coverage if you cancel a scheduled change or if you ask for an unscheduled decrease in your total insurance coverage.

Partial withdrawals, changes from death benefit Option 1 to Option 2, and decreases in the amount of your basic insurance coverage may reduce the amount of your total insurance coverage. **See *Special Features and Benefits* - Partial Withdrawals, page XX; and *Death Benefits* - Changes in the Amount of Your Insurance Coverage, page XX.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct a separate monthly cost of insurance charge from your policy value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender and risk class of the insured person, as well as the length of time since your policy date. **See the** *Fees and Charges* **- Optional Rider Fees and Charges table on page XX for the minimum rates, maximum rates and the rates for a representative insured person.**

The only charge for this rider is the cost of insurance charge. The total charges that you pay may be more or less if you have some coverage under an adjustable term insurance rider rather than just basic insurance coverage. There are no premium expense charges or surrender charges for this coverage.

If the total insurance coverage is increased by you after the adjustable term insurance rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk class even though satisfactory new evidence of insurability is required for the increased schedule. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the basic insurance coverage, the current rates for this rider may be lower than current cost of insurance rates for the basic insurance coverage. **See** *Periodic Fees and Charges* **- Cost of Insurance, page XX.**

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy value nor to the surrender value. It does not affect investment performance and cannot be used for a loan. The adjustable term insurance rider provides benefits only at the insured person's death.

This rider will terminate on the earliest of the following dates:
- The expiration date of the policy grace period;
- The date the policy is terminated or surrendered;
- The next monthly processing date after we receive your written notice to cancel the rider; or
- The policy anniversary nearest the insured's 100th birthday.

If this rider terminates, it cannot be reinstated.

This rider is not available under the lower loaded version of the policy.

20-Year/Age 65 Death Benefit Guarantee Rider. The 20-Year/Age 65 death benefit guarantee rider provides a guarantee that your policy and any adjustable term insurance rider coverage will not lapse for the greater of 20 years or to age 65 provided:
- Your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of the 20 year death benefit guarantee premium payments to the next monthly processing date; and
- Your net policy value is allocated to at least five investment options with no more than 35% invested in any one investment option.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. **See Fees and Charges - Optional Rider Fees and Charges table, page XX**. The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your total insurance coverage minus your policy value.

You should consider the following factors when deciding whether to add the 20-Year/Age 65 death benefit guarantee rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy;
- The 20-Year/Age 65 death benefit guarantee period begins on the policy date;
- The minimum premium required to keep this rider in effect will be set forth in your policy and will be based on monthly rates that vary according to the insured person's gender, risk class and age;
- If your policy benefits change, the minimum premium for this rider will also change;
- Transfers between investment options which are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers which we may impose (**see *Special Features and Benefits* - Transfers, page XX**).
- This rider covers only your base policy and adjustable term insurance rider, if any. If your policy and any adjustable term insurance rider are kept in force because of the guarantee under this rider, coverage under all other riders will terminate;
- This rider may not be available for certain risk classes;
- This rider cannot be added to a policy with death benefit Option 3 or the lifetime death benefit guarantee rider;
- You may terminate this rider at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your loan amount plus accrued interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (**see *Termination of Coverage* - Lapse, page XX**).

We will notify you if on any monthly processing date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. This notice will show the amount of premium required to maintain this rider benefit and, if applicable, explain the diversification requirement. If we do not receive the required premium payment or you do not adequately diversify your policy within 61 days from the date of our notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Lifetime Death Benefit Guarantee Rider. The lifetime death benefit guarantee rider provides a guarantee that your policy and any adjustable term insurance rider will not lapse during your lifetime:

- Your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of the lifetime death benefit guarantee premium payments to the next monthly processing date; and
- Your net policy value is allocated to at least five investment options with no more than 35% invested in any one investment option.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. **See Fees and Charges - Optional Rider Fees and Charges table, page XX**. The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your total insurance coverage minus your policy value.

You should consider the following factors when deciding whether to add the lifetime death benefit guarantee rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy;
- The lifetime death benefit guarantee period begins on the policy date;
- The minimum premium required to keep this rider in effect will be set forth in your policy and will be based on monthly rates that vary according to the insured person's gender, risk class and age;
- If your policy benefits change, minimum premium for this rider will also change;
- Transfers between investment options which are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers which we may impose (see *Special Features and Benefits* **- Transfers, page XX**):
- This rider covers only your base policy and adjustable term insurance rider, if any. If your policy and any adjustable term insurance rider are kept in force because of this rider, coverage under all other riders will terminate;
- This rider cannot be added to a policy with death benefit Option 3 or the 20-year death benefit guarantee rider;
- You may terminate this rider at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your loan amount plus accrued interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (see *Termination of Coverage* **- Lapse, page XX**).

We will notify you if on any monthly processing date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. This notice will show the amount of premium required to maintain this rider guarantee and, if applicable, explain the diversification requirement. If we do not receive the required premium payment or you do not adequately diversify your policy by the second monthly processing date following the notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Waiver of Cost of Insurance Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that we waive the periodic fees and charges and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. **See the *Fees and Charges* - Optional Rider Fees and Charges table on page XX for the minimum rates, maximum rates and the rates for a representative insured person.** The cost of this rider is included as part of the monthly cost of insurance charge.

If you add this rider to your policy, you may not add the waiver of specified premium rider. This rider is not available if your policy is issued based on guaranteed issue underwriting.

Waiver of Specified Premium Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period, we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25 per month. **See the *Fees and Charges* - Optional Rider Fees and Charges table on page XX for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the waiver of cost of insurance rider or the waiver of specified premium rider, but not both.

Automatic Rider Benefit

The following rider benefit may come with your policy automatically. Exercising this benefit may have tax consequences. **See *Other Tax Matters* - Accelerated Death Benefit Rider, page XX.**

Accelerated Death Benefit Rider. Under certain circumstances, the accelerated death benefit rider allows you to accelerate payment of the death benefit that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit will be the lesser of 75% of the amount that would be payable at the death of the insured person or $1 million. The accelerated benefit will first be used to pay off any outstanding loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum. There is no charge for this rider.

Consider the following factors when deciding whether to accelerate the death benefit under this rider:
- Receipt of an accelerated payment under this rider reduces the policy's death benefit, surrender value and rider benefits by the percentage of eligible coverage that is accelerated. For example, if the accelerated payment is 75% of the eligible coverage, the new death benefit will be 25% of the death benefit proceeds just prior to acceleration;
- Accelerating the death benefit will not affect the amount of premium payable on the policy;
- No loans are permitted after this rider is exercised; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information.

> In the policy the "policy value" is referred to as the "Account Value"; the "fixed account value" is referred to as the "Account Value of the Guaranteed Interest Division"; the "variable account value" is referred to as the "Account Value of the Investment Options of the Separate Account"; and the "loan account value" is referred to as the "Account Value of the Loan Division."

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:
- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the sub-accounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See *The Investment Options* - The Fixed Account, page XX.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

Determining Values in the Sub-Accounts. The value of the amount invested in each sub-account is measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each sub-account varies with the investment performance of its underlying fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a sub-account (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your policy value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your policy value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the sub-accounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each sub-account on each valuation date.

We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date, multiplied by
- The sub-account's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each sub-account every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

In the policy the "loan account" is referred to as the "Loan Division."

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we credit interest to the amount held in the loan account. Your loan account value is equal to your outstanding loan amount plus accrued interest in the loan account. **See** *Special Features and Benefits* **- Loans, page XX.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $100 and the maximum amount you may borrow is limited to the surrender value of your policy minus the monthly periodic fees and charges to your next policy anniversary or the monthly periodic fees and charges for the next thirteen months if you take a loan within thirty days before your next policy anniversary.

Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest which we credit to the loan account becomes part of your loan account value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75% in policy years 1-5 and currently 3.00% in all years thereafter. Loans with this reduced interest rate are called preferred loans. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your loan amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:
- If you do not make loan repayments your policy could lapse if your loan amount plus accrued interest is greater than your policy value, less any surrender charges;
- A loan may cause the termination of the death benefit guarantees because we deduct your loan amount plus accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantees in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding loan amount plus accrued loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See TAX CONSIDERATIONS -** *Distributions Other than Death Benefits*, **page XX.**

Transfers

You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;
- The minimum amount you may transfer is $100;
- If the amount remaining in the investment option after a transfer will be less than $100, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the sub-accounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the sub-accounts of the variable account may be made only during the first 30 days of each policy year and are limited to the greater of:

- 25% of your fixed account value at the time of the first such transfer in a policy year;
- The sum of the amounts transferred and withdrawn from the fixed account during the prior policy year; or
- $100.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000 invested in a sub-account which invests in either the ING Liquid Assets Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio (the "source sub-account"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of sub-account value from the source sub-account to one or more of the other sub-accounts. We do not permit transfers to the fixed account or the loan account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source sub-account cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:
- The date you specify;
- The date your balance in the source sub-account reaches a dollar amount you set;
- The date your balance in the source sub-account is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source sub-account to the other sub-accounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source sub-account for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the loan account.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the fixed account, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the fixed account.

If you have a death benefit guarantee and you ask for an automatic rebalancing allocation which does not meet the death benefit guarantee diversification requirements, we will notify you and ask you for revised instructions. If you have a death benefit guarantee and you terminate automatic rebalancing, you still must meet the diversification requirements for the guarantee period to continue. **See *Death Benefits* - Death Benefit Guarantees, page XX.**

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.

We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:
- Exceeds our then-current monitoring standard for excessive trading;
- Is identified as problematic by an underlying fund;
- Is determined, in our sole discretion, to be not in the best interests of other policy owners; or
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, email and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive. We reserve the right to modify our excessive trading policy at any time, without prior notice and in our sole discretion, based on, among other factors, the best interests of policy owners, fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions may include:

- Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and
- Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

The Company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

Conversion to a Guaranteed Policy. During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change. Contact our customer service center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's surrender value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your surrender value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

A policy is "in corridor" if:
- Under death benefit Option 1, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your basic insurance coverage;
- Under death benefit Option 2, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your basic insurance coverage plus your policy value; or
- Under death benefit Option 3, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your basic insurance coverage plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of $10 for each partial withdrawal. **See Transaction Fees and Charges - Partial Withdrawal Fee, page XX.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your net policy value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the fixed account may not exceed the amount of the total withdrawal multiplied by the ratio of your policy value in the fixed account to your net policy value immediately before the partial withdrawal.

Effects of a Partial Withdrawal. We will reduce your policy value by the amount of the partial withdrawal plus the partial withdrawal fee. Your policy value may also be reduced by the amount of a surrender charge if you take a partial withdrawal which decreases your basic insurance coverage.

A partial withdrawal may also cause the termination of the death benefit guarantee because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantee.

The amount of your basic insurance coverage is not reduced by the amount of a partial withdrawal when the base death benefit has been increased to qualify your policy as life insurance under the Internal Revenue Code and the amount withdrawn is not greater than that which reduces your policy value to the level which no longer requires that the base death benefit be increased for Internal Revenue Code purposes. Otherwise, depending upon the death benefit option in effect, a partial withdrawal may reduce the amount of your basic insurance coverage.

Under death benefit Option 1, a partial withdrawal will reduce the amount of your basic insurance coverage by the amount of the partial withdrawal.

Under death benefit Option 2, a partial withdrawal will not reduce the amount of your basic insurance coverage.

Under death benefit Option 3, a partial withdrawal will reduce the amount of your basic insurance coverage by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

If a partial withdrawal reduces the amount of basic insurance coverage, the total amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of total insurance coverage after the withdrawal would be less than $100,000 ($50,000 for guaranteed issue policies).

A reduction in the amount of basic insurance coverage as a result of a partial withdrawal will be pro-rated among the existing coverage segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See TAX CONSIDERATIONS - Tax Status of the Policy, page XX.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value at any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge and any outstanding loan amount and accrued loan interest.

> In the policy the "surrender value" is referred to as the "Net Cash Surrender Value."

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

If you surrender your policy we may deduct a surrender charge. **See Transaction Fees and Charges - Surrender Charge, page XX.** Surrender of your policy may have adverse tax consequences. **See TAX CONSIDERATIONS - *Distributions Other than Death Benefits*, page XX.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- A death benefit guarantee is in effect;
- Your net policy value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your policy value exceeds your outstanding loan amount plus accrued loan interest.

Grace Period. If on a monthly processing date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay death benefit proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued loan interest and periodic fees and charges owed.

During the early policy years your net policy value may not be enough to cover the periodic fees and charges due each month, and you may need to pay sufficient premium to keep the death benefit guarantee in force. **See *Purchasing a Policy* - Premium Payments, page XX.**

If your policy lapses, any distribution of policy value may be subject to current taxation. **See TAX CONSIDERATIONS - *Distributions Other than Death Benefits*, page XX.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than a death benefit guarantee) by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your coverage lapsed. If you had a loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

We do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Section 7702 provides that if one of two alternate tests is met, a policy will be treated as a life insurance policy for federal income tax purposes. These tests are referred to as the "cash value accumulation test" and the "guideline premium test."

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. **See TAX CONSIDERATIONS -** *Tax Treatment of Policy Death Benefits***, page XX.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each sub-account must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy. If it is determined that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a qualified adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59 ½, (b) which are attributable to the taxpayer's becoming disabled (as defined in the Internal Revenue Code), or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first fifteen policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of preferred loans are uncertain and a tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy, or is an individual who has no business or financial connection with the insured. **(See Automatic Rider Benefits - Accelerated Death Benefit Rider on page XX for more information about this rider.)** However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of a Policy

The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 95th birthday (if using the guideline premium test) or 100th birthday (if using the cash value accumulation test) are unclear. For example, in certain situations it is possible that after the insured person reaches age 95 under a policy using the guideline premium test (or age 100 under a policy using the cash value accumulation test), the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a tax adviser if you intend to keep the policy in force after the insured person reaches age 95 if using the guideline premium test (or age 100 under a policy using the cash value accumulation test).

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

Policy owners may use the policy with various arrangements, including:
- Certain qualified plans;
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Guaranteed Issue

We may offer policies on a guaranteed issue basis for certain individuals, groups or sponsored arrangements. We issue these policies up to a preset face amount with reduced evidence of insurability. Guaranteed issue policies carry a different mortality risk compared with policies that are fully underwritten, and we may charge different cost of insurance rates for guaranteed issue policies. The cost of insurance rates under these circumstances may depend on the:
- Issue age of the insured person; and
- Risk class of the insured person.

Generally, most guaranteed issue policies have higher overall charges for insurance than similar underwritten policies issued in the standard rate classes. This means that an insured person in a group or sponsored arrangement could get individual or fully underwritten insurance coverage at a lower overall cost.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no more than age 85 (age 70 for guaranteed issue policies).

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters***, page XX.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters***, page XX.**

Incontestability

After your policy has been in force and the insured person is alive for two years from the policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value plus accrued loan interest; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (travelers cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in your policy entering a 61-day grace period during which you must make a sufficient payment, in an acceptable form, to keep your policy from lapsing. **See Premium Payments - Premium Payments Affect Your Coverage, page 24.**

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Transfers - Limits on Frequent or Disruptive Transfers, page XX.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be at least $2,000.

The following settlement options are available:
- **Option 1** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 2** - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 3** - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 4** - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and
- **Option 5** - Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25 for each illustration you request after the first in a policy year. **See Transaction Fees and Charges - Excess Illustration Fee, page XX.**

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy.

For fully loaded policies, during the first policy year, we pay a distribution allowance of up to 100% of the target premium we receive. For premium over target we pay less. The distribution allowance we pay is up to 3% of gross premiums received in the second through tenth policy years and lower thereafter.

Additionally, for fully loaded policies broker/dealers also receive renewal commissions (trail commissions) of up to 0.10% annually of the net policy value on each monthly processing date after the first policy year.

For lower loaded policies, during the first policy year, we pay a distribution allowance of up to 20% of the target premium we receive. For premium over target we pay less. No distribution allowance is paid on commissions received after the first policy year.

Additionally, for lower loaded policies broker/dealers receive renewal commissions (trail commissions) of up to 0.20% annually of the net policy value on each monthly processing date after the first policy year.

In addition to these distribution allowances/commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as reduction or elimination or the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on insurance sales;

- Wholesaler fees and marketing allowances based on aggregate commissions paid during the year;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests directly based on sales of this product; and
- Certain overrides and other benefits, which may include cash compensation, based on the amount of earned commissions, agent/representative recruiting, and other activities that promote the sale of policies.

We pay dealer concessions, wholesaling fees, overrides, other allowances and benefits and the costs of all other incentives or training programs from our resources which include premium expense charges.

Trading - Industry Developments

As with many financial services companies, the company and affiliates of the company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The company is also reviewing its policies and procedures in this area.

Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 - 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age and gender of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age and gender.

APPENDIX B

The following chart lists the funds, the investment advisers and subadvisers to the funds and summary information regarding the investment objective of each fund. For information about each fund's expenses, see the Fund Expense Table on page 14 of this prospectus. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/Subadviser	Investment Objective
AIM V.I. Capital Appreciation Fund - Series I	**Investment Adviser**: A I M Advisors, Inc.	Seeks growth of capital.
AIM V.I. Government Securities Fund - Series I	**Investment Adviser**: A I M Advisors, Inc.	Seeks to achieve a high level of current income consistent with reasonable concern for safety of principal.
AIM V.I. High Yield Fund - Series I	**Investment Adviser**: A I M Advisors, Inc.	Seeks to achieve a high level of current income.
Alger American Growth Portfolio - Class O Shares	**Investment Adviser**: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio - Class O Shares	**Investment Adviser**: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio - Class O Shares	**Investment Adviser**: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
American Funds Insurance Series - Growth Fund - Class 2	**Investment Adviser**: Capital Research and Management Company	Seeks growth of capital.
American Funds Insurance Series - Growth - Income Fund - Class 2	**Investment Adviser**: Capital Research and Management Company	Seeks capital growth and income over time.
American Funds Insurance Series - International Fund - Class 2	**Investment Adviser**: Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP *Asset Manager* SM Portfolio - Service Class	**Investment Adviser**: Fidelity Management & Research Company **Subadvisers**: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; Fidelity Investments Money Management, Inc.; FMR Co., Inc.	Seeks to obtain high total return with reduced risk over the long term.
Fidelity® VIP Growth Portfolio - Service Class	**Investment Adviser**: Fidelity Management & Research Company **Subadviser**: FMR Co., Inc.	Seeks to achieve capital appreciation.

Fund Name	Investment Adviser/Subadviser	Investment Objective
Fidelity® VIP Overseas Portfolio - Service Class	**Investment Adviser**: Fidelity Management & Research Company **Subadvisers**: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital.
ING Hard Assets Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Baring International Investment Limited	A *nondiversified* Portfolio that seeks long-term capital appreciation.
ING JPMorgan Small Cap Equity Portfolio (formerly ING JPMorgan Fleming Small Cap Equity Portfolio) - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: J.P. Morgan Investment Management Inc.	A *nondiversified* Portfolio that seeks capital growth over the long term.
ING Legg Mason Value Portfolio (formerly ING Janus Growth and Income Portfolio) - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Legg Mason Funds Management, Inc.	Seeks long-term growth of capital.
ING Liquid Assets Portfolio - Class S Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Aeltus Investment Management, Inc.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Mercury Focus Value Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Mercury Advisors	Seeks long-term growth of capital
ING MFS Mid-Cap Growth Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING MFS Total Return Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Salomon Brothers Investors Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Salomon Brothers Asset Management, Inc.	Seeks long-term growth of capital.
ING Stock Index Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Aeltus Investment Management, Inc.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Van Kampen Equity Growth Portfolio - Class I Shares	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Van Kampen	Seeks long-term capital appreciation.
ING JP Morgan Mid Cap Value Portfolio - Initial Class	**Investment Adviser**: ING Life Insurance and Annuity Company. **Subadviser**: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING PIMCO Total Return Portfolio - Initial Class	**Investment Adviser**: ING Life Insurance and Annuity Company **Subadviser**: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	**Investment Adviser**: ING Life Insurance and Annuity Company **Subadviser**: Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING UBS U.S. Allocation Portfolio (formerly ING UBS Tactical Asset Allocation Portfolio) - Initial Class	**Investment Adviser**: ING Life Insurance and Annuity Company **Sub-Adviser**: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Van Kampen Comstock Portfolio - Initial Class	**Investment Adviser**: ING Life Insurance and Annuity Company **Sub-Adviser**: Van Kampen	Seeks capital growth and income.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING VP Bond Portfolio - Class I Shares	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc.	Seeks to maximize total return.
ING VP Index Plus LargeCap Portfolio - Class I Shares	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio - Class I Shares	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio - Class I Shares	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600 Index), while maintaining a market level of risk.
ING VP MagnaCap Portfolio - Class I Shares	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc.	Seeks growth of capital with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio - Class I Shares	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities Portfolio - Class I Shares	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.
INVESCO VIF-Core Equity Fund - Series I shares	**Investment Adviser**: A I M Advisors, Inc. **Investment Sub-Adviser**: INVESCO Institutional (N.A.), Inc.	Seeks to provide a high total return.
INVESCO VIF-Health Sciences Fund - Series I shares	**Investment Adviser**: A I M Advisors, Inc. **Investment Sub-Adviser**: INVESCO Institutional (N.A.), Inc.	Seeks capital growth.
INVESCO VIF-Small Company Growth Fund - Series I shares	**Investment Adviser**: A I M Advisors, Inc. **Investment Sub-Adviser**: INVESCO Institutional (N.A.), Inc.	Seeks long-term capital growth.
INVESCO VIF-Total Return Fund - Series I shares	**Investment Adviser**: A I M Advisors, Inc. **Investment Sub-Adviser**: INVESCO Institutional (N.A.), Inc.	Seeks to provide high total return.

Fund Name	Investment Adviser/Subadviser	Investment Objective
INVESCO VIF-Utilities Fund - Series I shares	**Investment Adviser**: A I M Advisors, Inc. **Investment Sub-Adviser**: INVESCO Institutional (N.A.), Inc.	Seeks capital growth.
Janus Aspen International Growth Portfolio - Service Shares	**Investment Adviser**: Janus Capital	Seeks long-term growth of capital.
Janus Aspen Mid Cap Growth Portfolio - Service Shares	**Investment Adviser**: Janus Capital	Seeks long-term growth of capital.
Janus Aspen Worldwide Growth Portfolio - Service Shares	**Investment Adviser**: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Neuberger Berman AMT Growth Portfolio - Class I Shares	**Investment Adviser**: Neuberger Berman Management Inc. **Sub-Adviser**: Neuberger Berman, LLC	Seeks growth of capital.
Neuberger Berman AMT Limited Maturity Bond Portfolio - Class I Shares	**Investment Adviser**: Neuberger Berman Management Inc. **Sub-Adviser**: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.
Pioneer Mid Cap Value VCT Portfolio - Class I Shares	**Investment Adviser**: Pioneer Investment Management, Inc.	Seeks capital appreciation.
Pioneer Small Cap Value VCT Portfolio - Class I Shares	**Investment Adviser**: Pioneer Investment Management, Inc.	Seeks capital growth.
Putnam VT Growth and Income Fund - Class IB Shares	**Investment Adviser**: Putnam Investment Management, LLC	Seeks capital growth and current income.
Putnam VT New Opportunities Fund - Class IB Shares	**Investment Adviser**: Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Small Cap Value Fund - Class IB Shares	**Investment Adviser**: Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT Voyager Fund - Class IB Shares	**Investment Adviser**: Putnam Investment Management, LLC	Seeks capital appreciation.
Van Eck Worldwide Bond Fund	**Investment Adviser**: Van Eck Associates Corporation	Seeks high total return--income plus capital appreciation.
Van Eck Worldwide Emerging Markets Fund	**Investment Adviser**: Van Eck Associates Corporation	Seeks long-term capital appreciation.
Van Eck Worldwide Hard Assets Fund	**Investment Adviser**: Van Eck Associates Corporation	Seeks long-term capital appreciation.
Van Eck Worldwide Real Estate Fund	**Investment Adviser**: Van Eck Associates Corporation	Seeks to maximize return.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25 for each personalized illustration you request after the first each policy year. **See Transaction Fees and Charges - Excess Illustration Fee, page XX.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

> **Customer Service Center**
> **P.O. Box 5065**
> **Minot, ND 58702-5065**
> **1-877-253-5050**

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

1940 Act File No. 811-08292
1933 Act file No. 333-XXXXX

ASSET ACCUMULATOR
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

M Funds Supplement Dated September ___, 2004,
to the Prospectus dated September ___, 2004

This Supplement adds certain information to your Prospectus, dated September ___, 2004. Please read it carefully and keep it with your Prospectus for future reference.

_____

Variable Investment Options. Four additional funds are currently available through your Policy:
- Brandes International Equity Fund;
- Business Opportunity Value Fund;
- Frontier Capital Appreciation Fund; and
- Turner Core Growth Fund.

For a more complete description of these funds' investments, risks, costs and expenses, please see the accompanying prospectus for each fund.

Your policy's prospectus and the fund prospectuses can be requested by calling our Customer Service Center toll-free at 1-877-253-5050. These prospectuses contain information about your policy's investment options and the various fund fees and charges. Please read your policy's prospectus and the fund prospectuses carefully before investing.

* * * * * * * * * * * * * * * *

The following information is added to the Fund Expense Table which begins on page 12 of the prospectus:

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
M Fund, Inc. Brandes International Equity Fund [1]	0.72%	N/A	0.25%	0.97%	0.00%	0.97%
M Fund, Inc. Business Opportunity Value Fund [1]	0.65%	N/A	0.88%	1.53%	0.63%	0.90%
M Fund, Inc. Frontier Capital Appreciation Fund [1]	0.90%	N/A	0.21%	1.11%	0.00%	1.11%
M Fund, Inc. Turner Core Growth Fund [1]	0.45%	N/A	0.27%	0.72%	0.02%	0.70%

[1] For the period ending May 1, 2004 to April 30, 2005, the adviser has contractually agreed to reimburse the Fund for any expenses (other than advisory fees, brokerage or other portfolio transaction expenses or expenses for litigation, indemnification, taxes or other extraordinary expenses) to the extent that such expenses exceed 0.25% of the Fund's annualized average daily net assets. Fees and expenses shown are for the year ended December 31, 2003. Future fees and expenses may be different.

The following information is added to Appendix B of the prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective
M Fund Brandes International Equity Fund	**Investment Adviser**: M Financial Investment Advisers, Inc. **Sub-Adviser**: Brandes Investment Partners, LLC	Seeks to provide long-term capital appreciation.
M Fund Business Opportunity Value Fund	**Investment Adviser**: M Financial Investment Advisers, Inc. **Sub-Adviser**: Iridian Asset Management LLC	Seeks to provide long-term capital appreciation.
M Fund Frontier Capital Appreciation Fund	**Investment Adviser**: M Financial Investment Advisers, Inc. **Sub-Adviser**: Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M Fund Turner Core Growth Fund	**Investment Adviser**: M Financial Investment Advisers, Inc. **Sub-Adviser**: Turner Investment Partners, Inc.	Seeks to provide long-term capital appreciation.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information dated _____, 2004

ASSET ACCUMULATOR
Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Asset Accumulator prospectus dated _____ 2004. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company Customer Service P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's web site at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUB-ACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the sub-accounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the sub-accounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2003 and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended and the statutory-basis financial statements of Security Life of Denver Insurance Company as of December 31, 2003 and 2002 and for the years then ended, appearing in this Statement of Additional Information, have been audited by _____, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of December 31, 2003, and for the year then ended and are audited.

The statutory-basis financial statements of the company as of December 31, 2003 and 2002 and for the years then ended are audited. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The periods covered are not necessarily indicative of the longer term performance of the company.

The primary business address of _____ is _____.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements

Year ended December 31, 2003

Contents

[FINANCIALS TO BE FILED IN THE PRE-EFFECTIVE AMENDMENT.]

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements - Statutory Basis

Years ended December 31, 2003 and 2002

Contents

[FINANCIALS TO BE FILED IN THE PRE-EFFECTIVE AMENDMENT.]

Part C
OTHER INFORMATION

Item 26   Exhibits

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

     (2)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

     (3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 23, 1999; File No. 33-74190.)

     (4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

     (5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

     (6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

     (7)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

     (8)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

     (9)   Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 30, 1997; File No. 33-88148.)

     (10) Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)

     (11) Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

     (12) Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(d)   (1)   Specimen Variable Universal Life Insurance Policy (Form No. (2514(VUL)-9/04). [To be filed in the pre-effective amendment.]

(2)   Adjustable Term Insurance Rider (Form No. R2026-9/04). [To be filed in the pre-effective amendment.]

(3)   Waiver of Cost of Insurance Rider (Form No. R-1505). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(4)   Waiver of Specified Premium Total Disability Rider (Form No. R-1506). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(5)   Accelerated Death Benefit Rider. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(6)   Guaranteed Death Benefit Rider (Form No. R2025-4/04). [To be filed in the pre-effective amendment.]

(e)   (1)   Specimen Variable Life Insurance Application (Form No. Q-2006-9/97). (To be used on or before May 1, 1998.) (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(2)   Variable Life Application Insert. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(3)   Investment Feature Selection Form (Form No. V-166-00 Rev. 5/1/03). (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(4)   Investment Feature Selection Form (Form No. V-175-01 Rev. 5/1/03). (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(5)   Specimen Application for Life Insurance Fixed and Variable Products (Form No. 110945). (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(f)   (1)   Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2)   Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(3)   Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(4)   Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g)   Not Applicable.

(h)   (1)   Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(2)   Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3)   Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(4)   Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5)   Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(6)   Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(7)   Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(8)   Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(9)   Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(10)   Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Investments, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(11)   Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 333-50278.)

(12)   Participation Agreement among Security Life of Denver Insurance Company, ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(13)   Participation Agreement among Security Life of Denver Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(14)   Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(15)   Participation Agreement among Security Life of Denver Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(16) First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(17) Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(18) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(19) First Amendment to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(20) First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(21) Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(22) First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(23) Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(24) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(25) Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(26) Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(27) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(28) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(29) Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(30) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(31) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(32) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(33) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(34) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(35) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(36) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(37) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(38) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(39) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(40) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(41) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(42) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(43) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(44) Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(45) Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(46) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(47) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(48) Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(49) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(50) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(51) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(52) Form of Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(53) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(54) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(55) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(56) Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(57) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(58) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(59) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(60) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(61) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(62) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(63)   Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(64)   Amendment to Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(65)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(66)   Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(67)   Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(68)   Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(69)   Amendment to Participation Agreement among ING Variable Products Trust, ING Funds Distributor, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(70)   Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(71)   Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(72)   Expense Allocation Agreement between A I M Advisors, Inc., AIM Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(73)   Amendment No. 1 to Expense Allocation Agreement between AIM Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(74)   Service Agreement between INVESCO Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(75)   First Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(76) Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(77) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(78) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(79) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(80) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(81) Administrative and Shareholder Service Agreement between Directed Services, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(82) Administrative and Shareholder Service Agreement between ING Pilgrim Group, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(83) Amendment to Administrative and Shareholder Services Agreement between Security Life of Denver Insurance Company and ING Funds Services, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(84) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(85) Service Agreement with Investment Advisor between ING Life Insurance and Annuity Company and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(86) Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(87) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(88) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(89) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post Effective Amendment No. 9 to the Form N 6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333 50278.)

(90)   Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post Effective Amendment No. 9 to the Form N 6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333 50278.)

(91)   Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(92)   Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(93)   Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(i)   Not Applicable.

(j)   Not Applicable.

(k)   Opinion and Consent of Counsel. [To be filed in the pre-effective amendment.]

(l)   Not Applicable.

(m)   Not Applicable.

(n)   Consent of Independent Auditors. [To be filed in the pre-effective amendment.]

(o)   All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)   Not Applicable.

(q)   Not Applicable.

(r)   Powers of Attorney.

Item 27   **Directors and Officers of the Depositor**

Name and Principal Business Address	Positions and Offices with Depositor
Mark A. Tullis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401.	Senior Vice President
Keith Gubbay, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Shaun P. Mathews, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President
Kathleen A. Murphy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Senior Vice President and Chief Financial Officer
Roger W. Fisher, 5780 Powers Ferry Road, NW., Atlanta, GA 30327	Vice President and Chief Accounting Officer
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   **Persons Controlled by or Under Common Control with the Depositor or the Registrant**

Incorporated by reference to Item No. 26 in Post-Effective Amendment No. 2 to Registration Statement on Form N-4 for Separate Account B of ING USA Annuity and Life Insurance Company (File No. 333-90516), as filed on April 9 2004.

Item 29   **Indemnification**

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of Colorado, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has an ownership control of over 50%. This would encompass Security Life, as depositor, as well as ING America Equities, Inc., as the principal underwriter. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York, ReliaStar Life Insurance Company and Southland Life Insurance Company.

(b)   *Management of ING America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
David P. Wilken, 20 Washington Avenue South, Minneapolis, MN 55401	Director, President and Chief Executive Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Mark A. Smith, 2001 21st Avenue N.W., Minot, ND 58703	Director and Vice President
Anita F. Woods, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Chief Financial Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
Pamela S. Anson, 2001 21st Avenue N.W., Minot, ND 58703	Vice President
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Vice President
Frederick C. Litow, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President and Treasurer
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Eric G. Banta, 1290 Broadway, Denver, CO 80203	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2)	(3)	(4)	(5)
	2003 Net Underwriting Discounts and	Compensation on Events Occasioning the Deduction of a	Brokerage	
Name of Principal Underwriter	Commissions	Deferred Sales Load	Commissions	Other Compensation*
ING America Equities, Inc.	$0	$0	$25,934,458	$926,418

*   Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by Security Life of Denver Insurance Company at 1290 Broadway, Denver, CO 80203-5699 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None.

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Security Life Separate Account L1 of Security Life Insurance Company, has duly caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford and in the State of Connecticut on the 13th day of July, 2004.


SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)


By: /s/ Mark A. Tullis*

        President
        (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	
/s/ Mark A. Tullis* Mark A. Tullis	President (principal executive officer)	
/s/ Keith Gubbay* Keith Gubbay	Director	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director	July 13, 2004
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	
/s/ Jacques de Vaucleroy * Jacques de Vaucleroy	Director	
/s/ David A. Wheat* David A. Wheat	Director, Senior Vice President and Chief Financial Officer (principal financial officer)	
/s/ Roger W. Fisher* Roger W. Fisher	Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie

        J. Neil McMurdie
        * Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit
26(d)(1)	Specimen Variable Universal Life Insurance Policy (Form No. (2514(VUL)-9/04)*
26(d)(2)	Adjustable Term Insurance Rider (Form No. R2026-9/04)*
26(d)(6)	Guaranteed Death Benefit Rider (Form No. R2025-4/04)*
26(k)	Opinion and Consent of Counsel*
26(n)	Consent of Independent Auditors*
26(r)	Powers of Attorney

* To be filed in the pre-effective amendment.